AMARILLO BIOSCIENCES, INC.
4134 Business Park Drive
Amarillo, Texas 79110

February 17, 2021

VIA EDGAR DELIVERY
AND ELECTRONIC MAIL

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:
Mr. Dillon Hagrius
Mr. Joe McMann

Re:
Amarillo Biosciences, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 28, 2021
File No. 000-20791

Dear Mr. Hagrius and Mr. McMann:

I am writing as counsel to Amarillo Biosciences, Inc. (the “Company”) in response to the comment (the “Comment”) received from the U.S. Securities and Exchange Commission (the “Commission”) by a letter dated February 12, 2021 to the Company’s Preliminary Information Statement on Schedule 14C filed with the Commission on January 28, 2021 (the “Preliminary Information Statement”). Set forth below is the Company’s response to the Comment.

The number of the paragraph corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter. Capitalized terms not defined herein have the meanings given to them in the Preliminary Information Statement.

1.
Please revise the Information Statement to provide the information required by Item 14 of Schedule 14A concerning your prospective acquisition of Ainos, Inc. and/or prospective acquisition of Ainos’ assets. Refer to Item 1 of Schedule 14C and Items 14(a)(3) and (a)(1) of Schedule 14A. In this regard, and without limitation, we note that your proxy and amended Restated Certificate of Formation indicate that if the transaction were completed: (i) you would be controlled by executive officers and directors who currently control Ainos, Inc.; (ii) you would acquire patent assets as well as personnel from Ainos; (iii) your name would change to “Ainos, Inc.”; and (iv) Ainos, Inc. would be expected to “contribute additional resources to your business including a new product line of novel POCT rapid test kits.”

Amarillo Biosciences, Inc.
Response to Commission Comments to Schedule 14C Preliminary Information Statement - February 17 2021

Company’s Response

In response to the Commission’s Comment, the Company has carefully considered Item 14(a)(3) and (a)(1) of Schedule 14A and respectfully submits that the transaction does not constitute an acquisition of a business as referenced in Item 14(a)(3) or, a merger or consolidation as referenced in Item 14(a)(1) because the sole consideration for the shares to be issued by the Company to Ainos, Inc. (the “Purchaser”) is the assignment of the Patent Assets by Purchaser to the Company. As such, pro-forma financial statements and/or financial statements and additional disclosures required under Item 14 are not required nor included in our 14C Preliminary Information Statement filing.

The definition of a “business” under Item 14(a)(3) is found in Regulation S-X Rule 11-01(d) (17 C.F.R. 210.11-01(d)) which states:

[T]he term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.

In this particular transaction, there is no acquisition of a separate entity, a subsidiary or a business division. While we acknowledge that a product line of an entity may also constitute a business under certain circumstances, none of such circumstances exist in this particular transaction. Rule 11-01(d) provides guidance in this regard, including, without limitation, the following:

1. Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

2. Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities,
(ii) Employee base,
(iii) Market distribution system,
(iv) Sales force,
(v) Customer base,
(vi) Operating rights,
(vii) Production techniques, or
(viii) Trade names

Amarillo Biosciences, Inc.
Response to Commission Comments to Schedule 14C Preliminary Information Statement - February 17 2021

Applying Rule 11-01(d) to the transaction contemplated by the SPA, the ongoing operations of Purchaser will not be transferred to the Company. The Purchaser is an indirect subsidiary of Taiwan Carbon Nano Technology Corporation and is in the business of developing and marketing advanced carbon technology including utilizing nano-polymer materials, MEMS microchip technology, bionic algorithms and analysis stems for artificial respirators and electronic nose system sensing devices. The Patent Assets have not been fully commercialized and there are no established revenue generating activities relating to these Patent Assets. In connection with the assignment of the Patent Assets to the Company pursuant to the SPA, Purchaser is not contractually obligated to, nor will it transfer any physical facilities, employee base, market distribution system, sales force, customer base, operating rights, and production techniques or trade names of the Purchaser to the Company at the Closing except that the Company’s name will be changed to “Ainos, Inc.” After the Closing, the Company will continue to develop its existing product lines and will also potentially develop a new line of novel POCT rapid tests for pneumonia based on the Patent Assets and market such existing and new products using the Company’s own infrastructure and resources. There is no contractual obligation or commitment of Purchaser to contribute a product line or any items set forth under Rule 11-01(d)(2) to the Company to commercialize the Patent Assets. As such, other than the Company’s use of the Purchaser’s corporate name following the Closing, the only component of the Purchaser’s operations being transferred to the Company pursuant to the transaction under the SPA are the Patent Assets.

The election of the Purchaser Designated Directors and officers at the Closing also does not guarantee or requires commitment of Purchaser to contribute additional resources to the Company following the Closing. There exists no provision under the SPA requiring the Purchaser to transfer its sales force, research and development staffing, or any personnel of any kind to the Company. The post-Closing personnel plans for the Company have not been determined yet, though it is expected that some of the Company’s current key personnel may remain with the Company in senior management or advisory positions post-Closing.

We respectfully submit that the only transaction to which Item 14 of Schedule 14A could arguably apply is if the transaction involved the acquisition of any other going business or the assets of a going business. We have explained that the transaction contemplated by the SPA is neither the acquisition of a going business nor the assets of a going business. Although the transaction will result in a change in control of the Company, there is no requirement that a change in control, in and of itself, is the type of transaction to which Item 14 applies. The transaction is not a merger or consolidation under state law, the acquisition of the securities of another person, the sale of the assets of the Company, or the liquidation of the Company. As a result, Items 14(a)(3) and (a)(1) of Schedule 14A are inapplicable to the transaction contemplated by the SPA.

Amarillo Biosciences, Inc.
Response to Commission Comments to Schedule 14C Preliminary Information Statement - February 17 2021
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In response to the above-comments, the Company hereby acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am available to discuss this response by telephone at (213)300-5220 at your convenience. Thank you in advance for your assistance.

Very truly yours,

AMARILLO BIOSCIENCES, INC.

/s/ John Junyong Lee

Attorney at Law
Legal Counsel

Cc:
Dr. Stephen T. Chen
Mr. Lawrence Lin

Amarillo Biosciences, Inc.
Response to Commission Comments to Schedule 14C Preliminary Information Statement - February 17 2021